               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           FORM 11-K

                         ANNUAL REPORT
                  Pursuant to Section 15(d) of
              The Securities Exchange Act of 1934

              For the year ended December 31, 1995
              and for the period March 1, 1994 to
                       December 31, 1994
                 Commission File Number 1-4166

                      FRONTIER CORPORATION
                   BARGAINING UNIT EMPLOYEES'
                    RETIREMENT SAVINGS PLAN
                      (Full name of plan)

                      FRONTIER CORPORATION
                 (Name of issuer of securities
                   held pursuant to the plan)

                    180 South Clinton Avenue
                Rochester, New York  14646-0700
            (Address of principal executive offices)

                      REQUIRED INFORMATION

In accordance with the applicable provisions of Article 6A of Regulation S-X, the following financial statements are filed as part of this Report.

          Report of Independent Accountants
          Statements of Net Assets Available for Benefits with
           Fund Information at December 31, 1995 and 1994
          Statement of Changes in Net Assets Available for Benefits
           with Fund Information for the year ended December 31, 1995 Notes to Financial Statements
          Schedule of Assets Held for Investment
          Schedule of Reportable Transactions

The following exhibit is filed as part of this Report.

          Consent of Independent Accountants

FRONTIER CORPORATION
BARGAINING UNIT EMPLOYEES' RETIREMENT SAVINGS PLAN
Financial Statements
For the year ended December 31, 1995
 and for the period March 1, 1994 to
 December 31, 1994

Report of Independent Accountants                     Page 2


Statements of Net Assets Available for Benefits with
 Fund Information at December 31, 1995 and 1994       Pages 3 - 4


Statement of Changes in Net Assets Available for
 Benefits with Fund Information for the year
 ended December 31, 1995                              Page 5


Notes to Financial Statements                         Pages 6 - 9


Schedule of Assets Held for Investment                Schedule I


Schedule of Reportable Transactions                   Schedule II

                                                      Page 2
               Report of Independent Accountants

April 5, 1996

To the Participants and Administrator of the Frontier Corporation Bargaining Unit Employees'
Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Frontier Corporation
Bargaining Unit Employees' Retirement Savings Plan at
December 31, 1995 and 1994, and the changes in its net assets available for benefits for the year ended
December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income
Security Act of 1974 ("ERISA"). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ Price Waterhouse LLP

     PRICE WATERHOUSE LLP

STATEMENT OF NET ASSETS AVAILABLE FOR
BENEFITS WITH FUND INFORMATION
                                                       December 31, 1995
                               --------------------------------------------------

                               Fund A   Fund B    Fund C       Fund D      Fund E
Assets
 Investments, at fair value:
  Cash                                                    $     43,290
  Registered investment companies -
   Putnam Income Fund      $1,446,235
   Putnam Global Growth Fund         $1,334,720
   Putnam Voyager Fund                          $2,952,475
   Laurel S & P 500 Index Fund                                          $1,464,385
  Frontier Corporation Common Stock
  Participant loans

 Investments, at contract value:
  Principal Mutual Life Insurance Company                      739,829
  New York Life Insurance Company                              912,479
  Prudential Insurance Company of America                      977,024
  John Hancock Mutual Life Insurance Company                 1,322,754
  Metropolitan Life Insurance Company                          614,992
  CNA Life Insurance Company                                   275,043
  Peoples Security Life Insurance Company                      714,110
  Allstate Life Insurance Company                              373,724

        Total investments  1,446,235  1,334,720  2,952,475   5,973,245    1,464,385
                           --------------------------------------------------------

 Receivables:
  Participants' contributions
  Employer's contributions

        Total receivables

        Total assets       1,446,235  1,334,720  2,952,475   5,973,245   1,464,385
                           -------------------------------------------------------

Net assets available
 for benefits             $1,446,235 $1,334,720 $2,952,475  $5,973,245  $1,464,385
                          ========================================================

The accompanying notes are an integral part of these financial statements.

STATEMENT OF NET ASSETS AVAILABLE FOR
BENEFITS WITH FUND INFORMATION
(cont'd.)

                                                       December 31, 1995
                                      ---------------------------------------------
                                              Participant
                                      Fund F     Loans      Other        Total
Assets
Investments, at fair value:
  Cash                                                                  $   43,290
  Registered investment companies -
  Putnam Income Fund                                                     1,446,235
   Putnam Global Growth Fund                                             1,334,720
   Putnam Voyager Fund                                                   2,952,475
   Laurel S & P 500 Index Fund                                           1,464,385
  Frontier Corporation Common Stock $9,513,445                           9,513,445
  Participant loans                           $731,877                     731,877

 Investments, at contract value:
  Principal Mutual Life Insurance Company                                  739,829
  New York Life Insurance Company                                          912,479
  Prudential Insurance Company of America                                  977,024
  John Hancock Mutual Life Insurance Company                             1,322,754
  Metropolitan Life Insurance Company                                      614,992
  CNA Life Insurance Company                                               275,043
  Peoples Security Life Insurance Company                                  714,110
  Allstate Life Insurance Company                                          373,724
                                    ----------------------------------------------
        Total investments           9,513,445  731,877                  23,416,382
                                    ----------------------------------------------

 Receivables:
  Participants' contributions                             $  318,222       318,222
  Employer's contributions                                   116,247       116,247
                                                          ------------------------
        Total receivables                                    434,469       434,469
                                                          ------------------------
        Total assets               9,513,445   731,877       434,469    23,850,851
                                   -----------------------------------------------

Net assets available for benefits $9,513,445  $731,877      $434,469   $23,850,851
                                  ================================================

The accompanying notes are an integral part of these financial statements.

STATEMENT OF NET ASSETS AVAILABLE FOR
BENEFITS WITH FUND INFORMATION


                                                          December 31, 1994
                                  ----------------------------------------------------
                                  Fund A     Fund B     Fund C       Fund D    Fund E
Assets
 Investments, at fair value:
  Cash                                                           $    31,577
  Registered investment companies -
   Putnam Income Fund             $892,348
   Putnam Global Growth Fund               $916,156
   Putnam Voyager Fund                               $1,330,492
   Laurel S & P 500 Index Fund                                                $639,853
  Other assets
  Frontier Corporation Common Stock
  Participant loans

 Investments, at contract value:
  Principal Mutual Life Insurance Company                           682,021
  New York Life Insurance Company                                   734,188
  Prudential Insurance Company of America                           774,994
  John Hancock Mutual Life Insurance Company                      1,614,236
  Metropolitan Life Insurance Company                               495,628
  CNA Life Insurance Company                                        131,421
  Peoples Security Life Insurance Company                           271,528
                                  ---------------------------------------------------
          Total investments       892,348  916,156    1,330,492   4,735,593   639,853
                                  ---------------------------------------------------
          Total assets            892,348  916,156    1,330,492   4,735,593   639,853
                                  ---------------------------------------------------
Net assets available for
 benefits                        $892,348 $916,156   $1,330,492  $4,735,593  $639,853
                                 ====================================================

The accompanying notes are an integral part of these financial statements.

STATEMENT OF NET ASSETS AVAILABLE FOR
BENEFITS WITH FUND INFORMATION
(cont'd.)


                                                          December 31, 1994
                                            --------------------------------------------
                                                                   Participant
                                            Fund F       Fund G       Loans      Total
Assets
 Investments, at fair value:
  Cash                                                                       $   31,577
  Registered investment companies -
   Putnam Income Fund                                                           892,348
   Putnam Global Growth Fund                                                    916,156
   Putnam Voyager Fund                                                        1,330,492
   Laurel S & P 500 Index Fund                                                  639,853
  Other assets                                         $  1,516                   1,516
  Frontier Corporation Common Stock    $5,092,483                             5,092,483
  Participant loans                                                $373,533     373,533

 Investments, at contract value:
 Principal Mutual Life Insurance Company                                        682,021
  New York Life Insurance Company                                               734,188
  Prudential Insurance Company of America                                       774,994
  John Hancock Mutual Life Insurance Company                                  1,614,236
  Metropolitan Life Insurance Company                                           495,628
  CNA Life Insurance Company                                                    131,421
  Peoples Security Life Insurance Company                                       271,528
                                       ------------------------------------------------
          Total investments            5,092,483         1,516      373,533  13,981,974
                                       ------------------------------------------------
          Total assets                 5,092,483         1,516      373,533  13,981,974
                                       ------------------------------------------------

Net assets available for benefits     $5,092,483        $1,516     $373,533 $13,981,974
                                      =================================================

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                             Year ended December 31, 1995
                                  ------------------------------------------------------
                                  Fund A       Fund B    Fund C      Fund D     Fund E
Additions
Additions to net assets
 attributed to:
 Investment income -
  Interest and dividends        $   82,258  $   73,575  $  157,515 $  358,303
  Realized gains                     8,428       3,227      37,588            $   29,145
  Net appreciation in fair value
   of investments                  111,595      78,099     497,976               263,486
  Participant loan interest income
  Other income                       3,806         695       1,530      2,245      1,794
  Contributions -
  Participants' contributions      354,579     337,978     649,319  2,103,294    408,140
  Employer's contributions
                               ----------------------------------------------------------
      Total additions              560,666     493,574   1,343,928  2,463,842    702,565
                               ----------------------------------------------------------

Deductions
Deductions from net assets
 attributed to:
 Benefits paid to participants      74,236      61,177      76,715    421,038     50,389
 Other expense                       6,426       2,027       4,079     13,243      4,775
                               ----------------------------------------------------------
 Total deductions                   80,662      63,204      80,794    434,281     55,164
                               ----------------------------------------------------------

Net increase prior to
 interfund transfers               480,004     430,370   1,263,134  2,029,561    647,401
Interfund transfers                 73,883     (11,806)    358,849   (791,909)   177,131
                               ----------------------------------------------------------
      Net increase (decrease)      553,887     418,564   1,621,983  1,237,652    824,532

Net assets available for benefits:
 Beginning of year                 892,348     916,156   1,330,492  4,735,593    639,853
                               ----------------------------------------------------------

 End of year                    $1,446,235  $1,334,720  $2,952,475 $5,973,245 $1,464,385
                               ----------------------------------------------------------
                               ----------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
(cont'd.)
                                             Year ended December 31, 1995

                                                                  Participant
                                            Fund F      Fund G        Loans      Other   Total
Additions
Additions to net assets attributed to:
 Investment income -
  Interest and dividends                 $  226,934                                      $  898,585
  Realized gains                             68,818                                         147,206
  Net appreciation in fair value
   of investments                         2,543,174                                       3,494,330
  Participant loan interest income                               $   28,247                  28,247
  Other income                                8,962                   1,095                  20,127
  Contributions -
  Participants' contributions             1,127,796                  42,774  $  318,222   5,342,102
  Employer's contributions                1,004,955                             116,247   1,121,202
                                        -----------------------------------------------------------
      Total additions                     4,980,639                  72,116     434,469  11,051,799


Deductions
Deductions from net assets attributed to:
 Benefits paid to participants              437,633                  19,499               1,140,687
 Other expense                                5,503                   6,182                  42,235
                                       ------------------------------------------------------------
 Total deductions                           443,136                  25,681               1,182,922
                                       ------------------------------------------------------------

Net increase prior to interfund
 transfers                                4,537,503                  46,435     434,469   9,868,877
Interfund transfers                        (116,541)   $(1,516)     311,909                   - 0 -
                                       ------------------------------------------------------------
      Net increase (decrease)             4,420,962     (1,516)      358,344    434,469   9,868,877

Net assets available for benefits:
 Beginning of year                        5,092,483      1,516       373,533      - 0 -  13,981,974
                                       ------------------------------------------------------------

 End of year                             $9,513,445    $ - 0 -      $731,877   $434,469 $23,850,851
                                       ------------------------------------------------------------
                                       ------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1995

NOTE 1 - DESCRIPTION OF THE PLAN

The Frontier Corporation Bargaining Unit Employees'
Retirement Savings Plan (the "Plan") is a defined contribution plan established by the Board of Directors of Frontier Corporation (the "Company") effective
March 1, 1994. The Plan is subject to the applicable provisions of the Employee Retirement Income Security
Act of 1974 (ERISA). The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis and on a deferred tax basis.

The Plan began on March 1, 1994, as a result of the merger of the following plans: Vista Telephone Company
Retirement Savings Plan For Bargaining Unit Employees,
Rochester Telephone Corporation Craft Savings Plan - I and Rochester Telephone Corporation Craft Savings Plan
- - II. The net assets of these plans were transferred into the Frontier Corporation Bargaining Unit
Employees' Retirement Savings Plan as of March 1, 1994.

During the Plan year end December 31, 1995, the Inland
Telephone Co. Bargaining Unit Employee Profit Sharing
Plan and the CC&S Systems Inc. Bargaining Unit 401(k)
Plan merged into the Frontier Corporation Bargaining
Unit Employees' Retirement Savings Plan.  Net assets of
$1,185,139 were transferred from these plans during Plan year end December 31, 1995 and are included as participants' contributions in the statement of changes in net assets available for benefits with fund information.

The principal provisions of the Plan are described below and are provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Participation

All bargaining unit employees covered by a collective bargaining agreement, except for temporary, summer and leased employees, are eligible to participate in the Plan upon employment date.

Administration

The Plan is administered by the Company's Employees'
Benefit Committee whose members are appointed by the Company's Board of Directors. The Trustee of the Plan is Putnam Fiduciary Trust Company.

Funding policy

Upon enrollment in the Plan, a participant may direct contributions into any of six investment options.

 Fund A - Putnam Income Fund - Funds are primarily invested in Corporate bonds and U.S. government and agency obligations.

 Fund B - Putnam Global Growth Fund - Funds are primarily invested in foreign and domestic common stocks.

 Fund C - Putnam Voyager Fund - Funds are invested in emerging growth companies and opportunity stocks.

 Fund D - Stable Value Fund - Funds are invested in guaranteed investment contracts issued by major insurance companies. The guaranteed rates of interest ranged from 5.16% to 8.53% at December 31, 1995 and 1994.

 Fund E - Laurel S & P 500 Index Fund - Funds are primarily invested in stocks that comprise the S & P
500 Index.

 Fund F -  Frontier Corporation Common Stock Fund -
Funds are invested in common stock of Frontier
Corporation.

 Fund G -  Pending Fund - This Fund represents a
"holding" fund created by Putnam Fiduciary Trust
Company for funds that have been transferred in from other plans that have not yet been allocated to Funds A-
F.

The shares of stock in Fund F are qualified employer securities as defined by ERISA. Each individual's investment in these funds is recorded in his or her account on a per share basis. All other funds are tracked on a dollar value basis with each funds activity allocated to participants on a pro rata basis.
Therefore, the Plan does not record activity on a unit value basis.

The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 16%, subject to maximum contributions imposed by the Internal Revenue Code under Section
401(k).

Individual accounts which record the participants' contributions, the earnings on all contributions and the amount of the participant's interest in each fund are maintained for each participant. The participants' contributions during a month are allocated directly to their individual account when contributions are received by the Trustee. Participants have the option to invest their contributions in any of the funds and may change their allocation between funds at any time.

Employer matching contributions are made in accordance with each participating employer's bargaining unit agreement. All employer contributions are initially invested in Fund F. All amounts invested in this Fund must remain for five years after which time the participant may elect to transfer the amounts to any of the other funds or retain the amounts in this Fund.

Vesting

Participants are immediately 100% vested in their voluntary contributions and actual earnings thereon.
Vesting in the remainder of their accounts is based on years of continuous service. Effective January 1, 1996, the Plan changed its vesting period for company contributions from four years of credited service to six months of credited service. Prior to this change, forfeited nonvested accounts are used to reduce future employer contributions.

Payment of benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or a participant may elect to receive installments over a period not to exceed 20 years.

Individual participant loans

Participant loans cannot exceed the lesser of 50% of the vested amounts in the participant's account or $50,000. A participant may only have two loans outstanding and they are treated as directed investments by the borrower with respect to his or her account. The Company's Employee Benefit Committee establishes the interest rate for borrowings based on commercial rates for similar loans. Interest paid on the loan is credited to the borrower's account and the participant does not share in the income of the Plan's assets with respect to the amounts outstanding. Loans have a term of no more than five years except that a loan may be granted for a period not to exceed 25 years if the proceeds are used to purchase the participant's principal residence. During the Plan year ended
December 31, 1995, $566,880 in loans were disbursed and principal repayments of $220,795 were made.

Plan termination

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions and/or to terminate the Plan at any time. Upon termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order of priority set forth in Section 4044 of ERISA.
In the event of Plan termination, participants become
100% vested in their accounts.

The Plan is not a defined benefit plan and, accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation.

The Plan's holdings of Frontier Corporation common stock and three Putnam Investment, Inc., registered investment company funds are party-in-interest investments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the accrual basis of accounting.

Contributions and benefits paid

Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits to participants are recorded by the Plan when a request for disbursement is received from the employee.

The Plan's distributions are paid in cash. Purchases and sales of securities are recorded on the trade date.

Administrative expenses

Expenses associated with the Plan are paid by the Company.

Valuation of investment assets

The Plan's interest in registered investment companies and employer securities is stated at fair value, measured by the quoted market price. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan.
Funds invested in guaranteed investment contracts are stated at contract value, measured as cost plus earned interest income. Contract value approximates fair market value at December 31, 1995 and 1994.

NOTE 3 - PARTICIPANT ACCOUNTS

As of December 31, 1995 and 1994, the Plan held 317,115 and 241,064 shares of Frontier Corporation common stock at a fair market value of $9,513,445 and $5,092,483, respectively. Of these shares, 42,020 were contributed by the Company during the Plan year ended December 31, 1995, as the Company's matching contribution. During the Plan year ended December 31, 1995, 1,723 shares of Frontier Corporation common stock were distributed to participants.

NOTE 4 - FEDERAL INCOME TAX STATUS

The Plan Administrator has received a favorable determination letter from the Internal Revenue Service covering the Plan as amended through February 2, 1995 stating that the Plan, as designed, is a qualified plan in accordance with Section 401(a) the Internal Revenue
Code and its corresponding trust is exempt from taxation under Section 501(a) of the Code. The Plan
Administrator believes the Plan is being operated as designed and, therefore, maintains its tax-qualified status.

SCHEDULE OF ASSETS HELD FOR INVESTMENT                SCHEDULE II

                                                             Current
                                         Number              value at
                                           of              December 31,
Description/Issuer                       shares     Cost       1995

Cash                                              $  43,290  $  43,290
                                                  --------------------
Interests in Registered Investment Companies:
 *   Putnam Income Fund                 200,032   1,334,640  1,446,235
 *   Putnam Global Growth Fund          133,606   1,256,624  1,334,720
 *   Putnam Voyager Fund                193,605   2,454,499  2,952,475
  Laurel S & P 500 Index Fund           105,503   1,200,899  1,464,385
                                                  --------------------
     Total interests in registered
      investment companies                        6,246,662  7,197,815
                                                  --------------------
Common Stock:
 *   Frontier Corporation               317,115   6,970,270  9,513,445
                                                  --------------------
     Total common stock                           6,970,270  9,513,445
                                                  --------------------
Participant Loans:
 Participant loan accounts
  (average rate 8.75%)                             731,877     731,877
                                                  --------------------
Guaranteed Investment Contracts:
 Principal Mutual Life Insurance Company
  (7.05% and 7.70% mature June 1998)               739,829     739,829
 New York Life Insurance Company
  (5.52% matures June 1998)                        912,479     912,479
 Prudential Insurance Company
  (7.08% matures June 1999)                        977,024     977,024
 John Hancock Mutual Life Insurance Company
  (5.93%, 5.58% and 7.00% mature June 1998,
   June 2000 and December 2001)                  1,322,754   1,322,754
 Metropolitan Life Insurance Company
  (5.16% and 7.10% mature October 1997
   and December 1997)                              614,992     614,992
 CNA Life Insurance Company
  (7.54% matures June 1998)                        275,043     275,043
 Peoples Security Life Insurance Company
  (7.77% and 6.08% mature June 1997
   and June 1999)                                  714,110     714,110
 Allstate Life Insurance Company
  (6.25% and 6.00% mature July 2000 and July 2001) 373,724     373,724
                                                 --------------------
     Total guaranteed investment contracts       5,929,955   5,929,955
                                                 --------------------

Total investments                              $19,922,054 $23,416,382
                                               =======================
*  Denotes party-in-interest

SCHEDULE OF REPORTABLE TRANSACTIONS                      SCHEDULE II

                                                                       Expense                  Current value
                                   Number                              incurred                  of asset on
Identity of      Description         of       Purchase  Selling Lease    with         Cost of   transaction
party involved     of asset     transactions    price    price  rental transaction     asset        date         Net gain
Series of Transactions:

Putnam Voyager
Fund         Registered Investments   52     $1,212,561    N/A    N/A      N/A       $1,212,561    $1,212,561

Stable Value Guaranteed Investment
Fund         Contracts               197      1,790,255    N/A    N/A      N/A        1,790,255     1,790,255

Stable Value Guaranteed Investment
Fund         Contracts               301         N/A  $1,472,537  N/A      N/A        1,472,537     1,472,537

Frontier
Corporation  Common Stock             54      2,624,295    N/A    N/A      N/A        2,624,295     2,624,295

Frontier
Corporation  Common Stock            153         N/A     821,309  N/A      N/A          752,491       821,309     $68,818


                                        SIGNATURES


          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  FRONTIER GROUP BARGAINING UNIT
                                  EMPLOYEES' RETIREMENT SAVINGS PLAN



        Date:  June 14, 1996      By:/s/Louis L. Massaro
                                        _____________________
                                        Louis L. Massaro
                                        Executive Vice President, Chief
                                        Financial Officer and Chief
                                        Administrative Officer